UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

____________________
/s/Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

July 23, 2015

(All amounts are expressed in thousands of S/. unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2014 AND 2015 AND FOR THE SIX-MONTH PERIOD ENDED
IN THIS DATE

(All amounts are expressed in thousands of S/. unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2014 AND 2015 AND FOR THE SIX-MONTH PERIOD ENDED
IN THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/.          =      New Peruvian Sol
US$       =      United States dollar

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS				LIABILITIES AND EQUITY
		At				At
		December 31,	June 30,			December 31,	June 30,
	Note	2014	2015		Note	2014	2015

Current assets				Current liabilities
Cash and cash equivalents		818,402	720,354	Borrowings	12	1,425,455	1,498,467
Financial asset at fair value through profit or loss		7,105	3,103	Bonds	13	-	28,914
Trade accounts receivables		1,108,345	1,238,976	Trade accounts payable		1,178,849	1,221,894
Unbilled work in progress		1,152,790	1,257,779	Accounts payable to related parties	9	83,027	102,133
Accounts receivable from related parties	9	99,061	105,901	Current income tax		89,615	13,501
Other accounts receivable		584,975	747,022	Other accounts payable		1,007,743	982,478
Inventories		833,570	873,193	Provisions	14	11,441	9,951
Prepaid expenses		26,444	41,128	Total current liabilities		3,796,130	3,857,338
Non-current assets classified as held for sale		9,513	8,705
Total current assets		4,640,205	4,996,161	Non-current liabilities
				Borrowings	12	326,124	301,847
Non-current assets				Long-term bonds	13	-	581,039
Long-term trade accounts receivable		579,956	575,583	Long-term trade accounts payable		3,779	3,930
Long-term unbilled work in progress		35,971	52,558	Other long-term accounts payable		281,651	209,767
Prepaid expenses		9,478	24,259	Provisions	14	46,904	42,794
Other long-term accounts receivable		44,553	52,342	Derivative financial instruments		2,999	2,798
Available-for-sale financial assets	8	93,144	99,174	Deferred income tax liability		79,155	81,080
Investments in associates and joint ventures	10	229,563	235,808	Total non-current liabilities		740,612	1,223,255
Investment property		36,244	35,508	Total liabilities		4,536,742	5,080,593
Property, plant and equipment	11	1,148,651	1,187,453
Intangible assets	11	762,898	826,517	Equity
Deferred income tax asset		136,001	143,978	Capital	15	660,054	660,054
Total non-current assets		3,076,459	3,233,180	Legal reserve		132,011	132,011
				Optional reserve		-	29,974
				Share Premium		899,311	898,417
				Other reserves		(113,895)	(108,540)
				Retained earnings		1,113,697	1,017,056
				Equity attributable to controlling interest in the Company		2,691,178	2,628,972
				Non-controlling interest		488,744	519,776
				Total equity		3,179,922	3,148,748
Total assets		7,716,664	8,229,341	Total liabilities and equity		7,716,664	8,229,341

The accompanying notes on pages 8 to 25 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the six-month period
		ended June 30,
	Note	2014	2015

Revenues from construction activities		2,152,159	2,766,692
Revenues from services provided		790,466	865,182
Revenue from real estate and sale of goods		142,274	132,235
		3,084,899	3,764,109

Cost of construction activities		(1,909,723)	(2,600,492)
Cost of services provided		(644,606)	(732,229)
Cost of real estate and goods sold		(102,851)	(79,250)
	16	(2,657,180)	(3,411,971)
Gross profit		427,719	352,138

Administrative expenses	16	(196,141)	(206,217)
Other income and expenses		20,227	7,250
Operating profit		251,805	153,171

Financial expenses		(42,784)	(75,391)
Financial income		13,534	9,542
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		14,659	15,607
Profit before income tax		237,214	102,929
Income tax	17	(73,306)	(33,581)
Profit for the year		163,908	69,348

Profit attributable to:
Owners of the Company		134,481	39,948
Non-controlling interest		29,427	29,400
		163,908	69,348

Earnings per share from continuing operations
attributable to owners of the Company during
the year		0.204	0.061

The accompanying notes on pages 8 to 25 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the six-month period
		ended June 30,
	Note	2014	2015

Profit for the year		163,908	69,348
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		(1,852)	(2,431)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		110	278
Foreign currency translation adjustment, net of tax		(14,522)	(722)
Change in value of available-for-sale financial assets, net of tax	9	-	4,341
Exchange difference from net investment in a foreign operation, net of tax		-	866
		(14,412)	4,763
Other comprenhensive income for the year, net of tax		(16,264)	2,332
Total comprehensive income for the year		147,644	71,680

Comprehensive income attributable to:
Owners of the Company		122,993	43,600
Non-controlling interest		24,651	28,080
		147,644	71,680

The accompanying notes on pages 8 to 25 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015

	Attributable to the controlling interests of the Company
	Number				Premium	Other
	of shares		Legal	Optional	for issuance	reserves	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	of shares		earnings	Total	interest	Total
	In thousands

Balances as of January 1, 2014	660,054	660,054	111,657	-	1,027,533	18,423	947,433	2,765,100	431,301	3,196,401
Profit for the year	-	-	-	-	-	-	134,481	134,481	29,427	163,908
Cash flow hedge	-	-	-	-	-	105	-	105	5	110
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(1,389)	(1,389)	(463)	(1,852)
Foreign currency translation adjustment	-	-	-	-	-	(10,204)	-	(10,204)	(4,318)	(14,522)
Comprehensive income of the year	-	-	-	-	-	(10,099)	133,092	122,993	24,651	147,644
Transactions with shareholders:
- Transfer to legal reserve	-	-	20,354	-	-	-	(20,354)	-	-	-
- Dividend distribution	-	-	-	-	-	-	(112,127)	(112,127)	(44,652)	(156,779)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	34,494	34,494
- Returns additional capital from non-controlling interests	-	-	-	-	-	-	-	-	(1,500)	(1,500)
Total transactions with shareholders	-	-	20,354	-	-	-	(132,481)	(112,127)	(11,658)	(123,785)
Balances as of June 30, 2014	660,054	660,054	132,011	-	1,027,533	8,324	948,044	2,775,966	444,294	3,220,260

Balances as of January 1, 2015	660,054	660,054	132,011	-	899,311	(113,895)	1,113,697	2,691,178	488,744	3,179,922
Profit for the year	-	-	-	-	-	-	39,948	39,948	29,400	69,348
Cash flow hedge	-	-	-	-	-	264	-	264	14	278
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(1,703)	(1,703)	(728)	(2,431)
Foreign currency translation adjustment	-	-	-	-	-	(103)	-	(103)	(619)	(722)
Change in value of available-for-sale financial assets	-	-	-	-	-	4,341	-	4,341	-	4,341
Exchange difference from net investment in a foreign operation	-	-	-	-	-	853	-	853	13	866
Comprehensive income of the year	-	-	-	-	-	5,355	38,245	43,600	28,080	71,680
Transactions with shareholders:
- Transfer to Optional reserve	-	-	-	29,974	-	-	(29,974)	-	-	-
- Dividend distribution	-	-	-	-	-	-	(104,912)	(104,912)	(3,857)	(108,769)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	5,335	5,335
- Additional acquisition of non-controlling	-	-	-	-	(894)	-	-	(894)	(971)	(1,865)
- Sale to non-controlling interest	-	-	-		-	-	-	-	2,445	2,445
Total transactions with shareholders	-	-	-	29,974	(894)	-	(134,886)	(105,806)	2,952	(102,854)
Balances as of June 30, 2015	660,054	660,054	132,011	29,974	898,417	(108,540)	1,017,056	2,628,972	519,776	3,148,748

The accompanying notes on pages 8 to 25 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the six-month period
		ended June 30,
	Note	2014	2015

OPERATING ACTIVITIES
Profit before income tax		237,214	102,929
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	11	86,401	103,537
Amortization of other assets	11	40,258	40,436
Impairment of inventories		-	293
Impairment of other assets		-	3,563
Profit on fair value of financial asset at fair value through profit or loss		-	(987)
Other Provisions	14	6,282	145
Share of the profit and loss in associates
under the equity method of accounting	10	(14,659)	(15,607)
Reversal of provisions	14	(5,222)	(4,036)
Profit on sale of property, plant and equipment		(6,225)	(3,616)
Loss on financial asset at fair value through profit or loss		-	279
Loss on sale of non-current assets classified as held for sale		-	141
Foreign exchange gains on investing activities		(9,720)	-
Net variations in assets and liabilities:
Decrease in trade accounts receivable		(272,215)	(247,835)
Increase (decrease) in other accounts receivable		(34,324)	(169,836)
Decrease in other accounts receivable from related parties		(4,418)	(6,840)
Decrease in inventories		(104,310)	(39,909)
Increase (decrease) in pre-paid expenses and other assets		(15,418)	(48,505)
Increase in trade accounts payable		94,028	43,423
Increase (decrease) in other accounts payable		135,193	(104,560)
Increase (decrease) in other accounts payable to related parties		8,408	19,105
Decrease in other provisions		(6,668)	(818)
Payments related to Norvial Concession		(527)	(65,330)
Payment of income tax		(160,292)	(117,437)
Net cash provided by (applied to) operating activities		(26,214)	(511,465)

INVESTING ACTIVITIES
Sale of property, plant and equipment		25,870	12,047
Sale of financial asset at fair value through profit or loss		-	4,604
Sale of non-current assets classified as held for sale		-	736
Dividends received	10	19,728	9,937
Payment for purchase of investments properties		(1,200)	(379)
Payments for intangible purchase		(38,736)	(14,120)
Payments for purchase and contributions on investment in associate and joint ventures		(41,335)	-
Direct cash outflow from acquisition of subsidiaries		(6,387)	-
Payments for property, plant and equipment purchase		(118,787)	(128,257)
Net cash applied to investing activities		(160,847)	(115,432)

FINANCING ACTIVITIES
Loans received		882,917	2,609,038
Amortization of loans received		(595,805)	(1,928,970)
Interest payment		(18,455)	(48,367)
Dividends paid to owners of the parent		(112,127)	(104,911)
Dividends paid to non-controlling interest		(44,652)	(3,857)
Cash received from non-controlling shareholders		27,886	5,335
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		-	581
Capital contribution		2,823	-
Net cash (applied to) provided by financing activities		142,587	528,849
Net increase (net decrease) in cash		(44,474)	(98,048)
Cash and cash equivalents at the beginning of the year		959,415	818,402
Cash and cash equivalents at the end of the year		914,941	720,354

NON-CASH TRANSACTIONS:
Acquisition of assets through finance leases		73,158	49,751

The accompanying notes on pages 8 to 25 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2014 AND 2015 (UNAUDITED), AND AT DECEMBER 31, 2014 (AUDITED)

1        GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and its principal activity is the holding of investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to Group companies; it is also engaged in the leasing of offices to Group companies and third parties.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession operation), real estate businesses and technology services.

These condensed interim consolidated financial statements as of June 30, 2015 have been prepared and authorized for issuance by the Chief Financial Officer on on July 23, 2015.

2        BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended June 30, 2015 have been prepared in accordance with (IAS 34) “Interim financial reporting”. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2014.

4        FINANCIAL RISK MANAGEMENT

4.1     Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; these should be read in conjunction with the Group’s annual financial statements as of December 31, 2014.  There have been no changes since year-end in the risk management department of the Group or in any risk management policies.

4.1.1  Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

4.1.2  Credit risk –

Compared to year end, the Group has no exposure to any new relevant credit risk.

4.1.3  Liquidity risk -

Compared with the previous year, there was significant variation in the flow of undiscounted contractual cash due to the issuance of bonds by the subsidiria GyM Ferrovías.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total

Other financial liabilities (except finance leases)	1,318,817	72,696	56,206	-	1,447,719
Finance leases	138,988	92,242	122,378	11,224	364,832
Trade payables	1,178,849	3,779	-	-	1,182,628
Payables to related parties	83,027	-	-	-	83,027
Other payables	337,692	32,449	-	-	370,141
Other non-financial liabilities	-	2,999	-	-	2,999
	3,057,373	204,165	178,584	11,224	3,451,346

At June 30, 2015
Other financial liabilities (except finance leases)	1,386,155	56,226	60,658	-	1,503,039
Finance leases	147,917	131,294	68,891	16,302	364,404
Bonds payable	73,424	112,662	274,698	1,032,550	1,493,334
Trade payables	1,221,894	3,930	-	-	1,225,824
Payables to related parties	102,133	-	-	-	102,133
Other payables	504,853	55,581	36,722	3,052	600,208
Other non-financial liabilities	-	2,798	-	-	2,798
	3,436,376	362,491	440,969	1,051,904	5,291,740

4.2 Capital management -

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2014 and June 30, 2015, due to the fact that the Company has acquired significant borrowings, the Company’s strategy was to maintain a gearing ratio between 0.03 and 1.00.

	December 31,	June 30,
	2014	2015

Total borrowing and bonds	1,751,579	2,410,267
Less: Cash and cash equivalents	(818,402)	(720,354)
Net debt	933,177	1,689,913
Total equity	3,179,922	3,148,748
Total capital	4,113,099	4,838,661

Gearing ratio	0.23	0.35

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

4.3           Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-     Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-     Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
-     Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the investment held in Transportadora de Gas del Perú S.A. (TGP) classified as  available-for-sale financial asset was based on unobservable inputs in the market; the Group calculated its fair value based on its discounted cash flows as of the financial statement date. The information used to determine the fair value of this investment corresponds to Level 3 (Note 8).

Financial assets classified as at fair value through profit or loss corresponds to investments in mutual funds and bonds. Their fair value has been determined with observable information of Level 2.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 12-b), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2014.

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2014
Assets.-
Cash and cash equivalents	285,367	54,085	53,312	51,522	8,407	54,268	134,678	176,763	-	818,402
Financial asset at fair value through profit or loss	7,105	-	-	-	-	-	-	-	-	7,105
Trade Accounts receivable	604,951	35,201	46,598	71,817	-	57,584	292,160	34	-	1,108,345
Unbilled work in progress	1,136,404	1,414	-	-	14,972	-	-	-	-	1,152,790
Accounts receivable from related parties	121,989	6,723	-	216	-	6,561	65,242	371,765	(473,435)	99,061
Other accounts receivable	389,805	10,781	9,042	29,515	3,154	11,409	63,797	66,414	1,058	584,975
Inventories	126,293	7,921	-	13,909	-	630,758	55,601	486	(1,398)	833,570
Prepaid expenses	11,489	891	822	6,056	407	235	5,120	1,424	-	26,444
Non-current assets classified as held for sale	9,513	-	-	-	-	-	-	-	-	9,513
Total Current assets	2,692,916	117,016	109,774	173,035	26,940	760,815	616,598	616,886	(473,775)	4,640,205

Long-term trade accounts receivable	-	-	-	579,956	-	-	-	-	-	579,956
Long-term unbilled work in progress	-	25,387	10,584	-	-	-	-	-	-	35,971
Long-term trade accounts receivable from related parties	-	-	408	-	-	-	433	182,548	(183,389)	-
Prepaid expenses	-	-	2,416	7,062	-	-	-	-	-	9,478
Other long-term accounts receivable	6,192	4,449	11,776	4,131	1,587	9,705	4,496	2,217	-	44,553
Available-for-sale financial assets	-	1,058	-	-	-	-	2	93,144	(1,060)	93,144
Investments in associates and joint ventures	161,938	7,316	-	-	-	62,863	10,059	1,729,640	(1,742,253)	229,563
Investment property	-	-	-	-	-	36,244	-	-	-	36,244
Property, plant and equipment	652,797	193,183	2,036	14,270	-	7,344	166,323	119,483	(6,785)	1,148,651
Intangible assets	307,387	146,477	234,923	6,247	1,100	1,187	33,508	17,417	14,652	762,898
Deferred income tax asset	91,361	714	4,604	244	-	9	37,557	926	586	136,001
Total non-current assets	1,219,675	378,584	266,747	611,910	2,687	117,352	252,378	2,145,375	(1,918,249)	3,076,459
Total assets	3,912,591	495,600	376,521	784,945	29,627	878,167	868,976	2,762,261	(2,392,024)	7,716,664

Liabilities.-
Borrowings	629,584	69,577	95,902	404,915	-	144,314	80,531	632	-	1,425,455
Trade accounts payable	940,042	27,148	3,250	12,385	159	31,690	155,714	8,461	-	1,178,849
Accounts payable to related parties	89,445	1,061	55,679	278,819	24,552	24,106	82,203	12,421	(485,259)	83,027
Current taxes	71,288	5,493	249	32	138	1,150	11,259	6	-	89,615
Other accounts payable	771,127	18,518	26,076	2,308	-	65,316	101,973	22,425	-	1,007,743
Provisions	-	8,414	-	-	-	-	3,027	-	-	11,441
Total current liabilities	2,501,486	130,211	181,156	698,459	24,849	266,576	434,707	43,945	(485,259)	3,796,130

Borrowings	144,081	99,767	633	-	-	16,368	63,070	2,205	-	326,124
Long-term trade accounts payable	-	-	1,622	2,157	-	-	-	-	-	3,779
Accounts payables to related parties	-	-	-	-	-	109,126	62,522	-	(171,648)	-
Other long-term accounts payable	201,227	349	495	4,820	-	4,679	69,201	880	-	281,651
Provisions	26,878	5,774	-	-	-	-	14,252	-	-	46,904
Derivative financial instruments	-	2,999	-	-	-	-	-	-	-	2,999
Deferred income tax liability	51,556	1,331	-	-	325	8,707	7,021	10,215	-	79,155
Total non-current liabilities	423,742	110,220	2,750	6,977	325	138,880	216,066	13,300	(171,648)	740,612
Total liabilities	2,925,228	240,431	183,906	705,436	25,174	405,456	650,773	57,245	(656,907)	4,536,742
Equity attributable to controlling interest in the Company	817,356	236,925	150,788	59,633	4,453	157,276	128,429	2,695,401	(1,559,083)	2,691,178
Non-controlling interest	170,007	18,244	41,827	19,876	-	315,435	89,774	9,615	(176,034)	488,744
Total liabilities and equity	3,912,591	495,600	376,521	784,945	29,627	878,167	868,976	2,762,261	(2,392,024)	7,716,664

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of June 30, 2015
Assets.-
Cash and cash equivalents	131,628	38,217	86,302	115,825	13,111	79,417	44,421	211,433	-	720,354
Financial asset at fair value through profit or loss	3,103	-	-	-	-	-	-	-	-	3,103
Trade Accounts receivable	755,539	66,584	9,870	72,541	-	50,614	283,828	-	-	1,238,976
Unbilled work in progress	1,237,143	1,155	-	-	19,481	-	-	-	-	1,257,779
Accounts receivable from related parties	136,012	1,284	68	281	-	4,104	38,256	258,835	(332,939)	105,901
Other accounts receivable	533,959	19,080	8,018	28,943	4,564	13,790	71,237	67,428	3	747,022
Inventories	124,426	9,907	-	15,273	-	662,392	64,303	386	(3,494)	873,193
Prepaid expenses	10,680	1,939	1,531	11,425	424	225	11,917	2,987	-	41,128
Non-current assets classified as held for sale	8,705	-	-	-	-	-	-	-	-	8,705
Total Current assets	2,941,195	138,166	105,789	244,288	37,580	810,542	513,962	541,069	(336,430)	4,996,161

Long-term trade accounts receivable	-	-	-	575,583	-	-	-	-	-	575,583
Long-term unbilled work in progress	-	37,592	14,966	-	-	-	-	-	-	52,558
Long-term trade accounts receivable from related parties	-	-	408	-	-	-	466	209,813	(210,687)	-
Prepaid expenses	-	-	13,586	10,673	-	-	-	-	-	24,259
Other long-term accounts receivable	6,260	5,948	21,483	4,584	1,589	8,467	2,231	1,780	-	52,342
Available-for-sale financial assets	-	-	-	-	-	-	2	99,174	(2)	99,174
Investments in associates and joint ventures	165,691	7,804	-	-	-	57,767	10,624	1,704,068	(1,710,146)	235,808
Investment property	-	-	-	-	-	35,507	-	1	-	35,508
Property, plant and equipment	648,341	215,275	1,824	13,803	-	11,099	176,677	126,799	(6,365)	1,187,453
Intangible assets	302,343	148,008	294,759	6,155	1,074	1,169	35,359	23,523	14,127	826,517
Deferred income tax asset	101,084	776	4,210	-	-	219	36,681	1,072	(64)	143,978
Total non-current assets	1,223,719	415,403	351,236	610,798	2,663	114,228	262,040	2,166,230	(1,913,137)	3,233,180
Total assets	4,164,914	553,569	457,025	855,086	40,243	924,770	776,002	2,707,299	(2,249,567)	8,229,341

Liabilities.-
Borrowings	985,891	87,653	159,670	-	-	168,179	96,418	656	-	1,498,467
Bonds	-	-	-	28,914	-	-	-	-	-	28,914
Trade accounts payable	974,284	30,756	3,357	25,323	263	15,423	153,257	19,231	-	1,221,894
Accounts payable to related parties	155,831	1,796	27,711	116,108	11,172	28,639	83,899	9,543	(332,566)	102,133
Current taxes	8,600	717	1,716	-	150	175	2,133	10	-	13,501
Other accounts payable	696,467	12,970	38,523	1,292	64	105,293	108,816	19,054	(1)	982,478
Provisions	-	8,334	-	-	-	-	1,617	-	-	9,951
Total current liabilities	2,821,073	142,226	230,977	171,637	11,649	317,709	446,140	48,494	(332,567)	3,857,338

Borrowings	129,913	90,982	310	-	-	19,464	59,307	1,871	-	301,847
Long-term bonds	-	-	-	581,039	-	-	-	-	-	581,039
Long-term trade accounts payable	-	-	1,773	2,157	-	-	-	-	-	3,930
Accounts payables to related parties	-	42,779	-	-	24,035	109,126	35,114	-	(211,054)	-
Other long-term accounts payable	136,418	-	493	6,476	-	5,191	60,480	709	-	209,767
Provisions	26,636	5,876	-	-	-	-	10,282	-	-	42,794
Derivative financial instruments	-	2,798	-	-	-	-	-	-	-	2,798
Deferred income tax liability	48,489	2,398	-	4,165	315	8,347	4,490	12,876	-	81,080
Total non-current liabilities	341,456	144,833	2,576	593,837	24,350	142,128	169,673	15,456	(211,054)	1,223,255
Total liabilities	3,162,529	287,059	233,553	765,474	35,999	459,837	615,813	63,950	(543,621)	5,080,593
Equity attributable to controlling interest in the Company	813,719	247,130	175,572	67,210	4,244	151,059	126,338	2,633,892	(1,590,192)	2,628,972
Non-controlling interest	188,666	19,380	47,900	22,402	-	313,874	33,851	9,457	(115,754)	519,776
Total liabilities and equity	4,164,914	553,569	457,025	855,086	40,243	924,770	776,002	2,707,299	(2,249,567)	8,229,341

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the six-month period
ended June 30, 2014

Revenue	2,252,136	158,931	94,643	71,864	15,256	99,347	517,970	25,894	(151,142)	3,084,899
Gross profit	267,510	58,443	29,035	18,255	1,190	20,238	54,767	(6,756)	(14,963)	427,719
Administrative expenses	(122,654)	(8,078)	(3,795)	(4,508)	(140)	(10,564)	(60,370)	(13,802)	27,770	(196,141)
Other income and expenses	3,936	(1,335)	62	20	-	(415)	4,735	14,030	(806)	20,227
Profit before interests
and taxes	148,792	49,030	25,302	13,767	1,050	9,259	(868)	-6,528	12,001	251,805
Financial expenses	(20,511)	(3,083)	(8,569)	(2,507)	(30)	(3,934)	(9,864)	(942)	6,656	(42,784)
Financial income	10,761	39	472	273	6	48	1,195	22,126	(21,386)	13,534
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	16,513	(247)	-	-	-	-	886	123,442	(125,935)	14,659
Profit before income tax	155,555	45,739	17,205	11,533	1,026	5,373	(8,651)	138,098	(128,664)	237,214
Income tax	(44,454)	(14,604)	(4,719)	(3,613)	(245)	(1,496)	(814)	(4,106)	745	(73,306)
Net profit for the period	111,101	31,135	12,486	7,920	781	3,877	(9,465)	133,992	(127,919)	163,908

Profit attributable to:

Owners of the Company	87,169	29,471	8,514	5,940	781	1,657	(7,128)	134,103	(126,026)	134,481
Non-controlling interest	23,932	1,664	3,972	1,980	-	2,220	(2,337)	(111)	(1,893)	29,427
Net profit for the period	111,101	31,135	12,486	7,920	781	3,877	(9,465)	133,992	(127,919)	163,908

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the six-month period
ended June 30, 2015

Revenue	2,890,918	182,535	171,692	101,785	17,166	47,766	537,801	35,927	(221,481)	3,764,109
Gross profit	205,509	33,180	33,082	21,902	1,319	13,309	81,808	(4,482)	(33,489)	352,138
Administrative expenses	(136,587)	(8,602)	(4,603)	(5,502)	(149)	(10,157)	(64,512)	(12,694)	36,589	(206,217)
Other income and expenses	(1,901)	115	-	-	-	655	5,069	3,835	(523)	7,250
Profit before interests
and taxes	67,021	24,693	28,479	16,400	1,170	3,807	22,365	(13,341)	2,577	153,171
Financial expenses	(53,862)	(10,452)	(2,433)	(2,380)	(22)	(6,246)	(13,788)	(1,204)	14,996	(75,391)
Financial income	5,046	90	4,814	540	35	232	990	20,210	(22,415)	9,542
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	8,037	483	-	-	-	4,742	466	34,003	(32,124)	15,607
Profit before income tax	26,242	14,814	30,860	14,560	1,183	2,535	10,033	39,668	(36,966)	102,929
Income tax	(9,985)	(4,106)	(8,421)	(4,457)	(356)	(668)	(5,557)	(837)	806	(33,581)
Net profit for the period	16,257	10,708	22,439	10,103	827	1,867	4,476	38,831	(36,160)	69,348

Profit attributable to:

Owners of the Company	(2,042)	9,529	16,367	7,577	827	1,072	3,390	39,002	(35,774)	39,948
Non-controlling interest	18,299	1,179	6,072	2,526	-	795	1,086	(171)	(386)	29,400
Net profit for the period	16,257	10,708	22,439	10,103	827	1,867	4,476	38,831	(36,160)	69,348

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	AVAILABLE-FOR-SALE FINANCIAL ASSETS

This account comprises the investment held by the Company, directly and indirectly, in Transportadora de Gas del Perú S.A. (TGP), a Peruvian entity engaged in providing gas transportation services.

In December 2013, the Group acquired from one of the TGP’s shareholders, Pluspetrol Resources Corporation (hereinafter Pluspetrol), an additional 1.04% interest in TGP paying a consideration of US$20 million (equivalent to S/.56.1 million) obtaining a total interest of 1.64% at December 31, 2013.

Together with the acquisition of the 1.04% interest, the Company acquired from Pluspetrol on behalf of the Canada Pension Plan Investment Board (CPPIB) an additional indirect interest of 11.34% in TGP. The investment for US$217 million was funded entirely by CPPIB. The risk and rewards of the entire investment are assumed by CPPIB.

Given the features of the transaction, it has been treated as an off-balance-sheet transaction because, in substance, the Company is acting as an agent to CPPIB. Therefore, the Company did not recognized either the investment in TGP nor any obligation to CPPIB. This acquisition is part of an investment agreement entered into with CPPIB, whereby both parties commit themselves to initiate and develop projects in the oil and gas industry.

On December 27, 2013 the Company announced its intention to transfer the previously acquired interest of 11.34% in TGP to CPPIB (10.43%) and to Corporación Financiera de Inversiones – CFI (0.91%), if none of the existing TGP shareholders exercise their first option of share acquisition rights.

On February 27, 2014, the Company transferred the shares to the above indicated entities, retaining in TGP an interest equivalent to 1.64%, for this transaction the Group obtained a commission fee of S/.7.5 million which is included in ‘other income and expenses’.

At December 31, 2014, the fair value of the Group´s interest in TGP equals S/.93.14 million the base on the discounted cash flow method. The information used in the calculation is as follows:

-	Discounted cash flows from operating activities of TGP net of cash flows from investment activities (CAPEX).
-	Cash flows were estimated for a 30 year term.
-	The discount rate used is 8% corresponding to the Company’s WACC.
-	The interest of the Company in TGP is 1.64% as of December 31, 2014

The fluctuation in the fair value of this investment in 2014 amounts to S/.3.56 million, net of its income tax effect amounting to S/.1.25 million, plus the adjustment for changes in rate of income tax amounting to S/.1.09 million, which has been recognized in the statement of other comprehensive income.

At June 30, 2015, no major changes, except for adjustment of exchange difference for S/.4.3 million, net of the effect on income tax up to S/.1.7 million, which has been recognized in the statement of other comprehensive income.

9	TRANSACTIONS WITH RELATED PARTIES

a) Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	From the period ended June 30
	2014	2015
Revenue from sale of goods and services:
- Associates	-	18,198
- Joint operations	16,937	21,649
	16,937	39,847
Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b) Balances of transactions with related parties

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	At December 31,		At June 30
	2014		2015
	Receivable	Payable	Receivable	Payable

Consorcio GyM Conciviles	48,581	-	52,721	-
Consorcio Peruano de Conservación	15,365	-	5,609	-
Ingenieria y Construccion Becthek Vial y Vives OG	-	-	16,998	-
Consorcio Tren Electrico	7,380	-	-	-
Consorcio Terminales	6,837	-	687	-
Consorcio Rio Urubamba	5,107	3,796	9,801	2,626
Consorcio Sistemas SEC	4,349	-	-	-
Consorcio La Gloria	3,805	3,423	3,823	3,018
Consorcio Constructor Alto Cayma	1,424	-	1,320	-
Consorcio JV Panamá	1,043	-	1,133	-
Consorcio Lima	877	-	-	-
Consorcio Norte Pachacutec	531	1,068	977	915
Consorcio Huacho Pativilca	369	4,555	-	-
Consorcio Rio Pallca	187	282	1,266	-
Consorcio Constructor Chavimochic	141	2,896	-	2,854
Consorcio Alto Cayma	121	700	-	-
Consorcio Construcciones y Montajes	115	1,198	-	4,228
Consorcio Vial Quinua	116	-	564	1,075
Bechtel Vial y Vives Servicios Complementarios Ltd	96	4,648	206	5,102
Consorcio Atocongo	-	915	-	-
Consorcio Ingenieria y Construcción Bechtel	-	5,140	-	-
Consorcio Rio Mantaro	-	-	2,261	11,829
Consorcio EIM ISA	-	2,955	-	2,984
Ingeniería y Construcción Sigdo Koppers-Vial	-	35,302	-	46,434
Consorcio Lima Actividades Comerciales	-	-	1,361	-
Consorcio Huacho-Pativilca	-	-	-	3,559
Terminales del Perú	-	-	1,302	-
Constructora INCOLUR-DSD Limitada	-	-	774	-
Other minor	2,617	2,056	3,436	1,721
	99,061	68,934	104,239	86,345
Other related parties:
Ferrovias Argentina	-	14,093	-	15,788
Besco	-	-	1,662	-
	-	14,093	1,662	15,788
	99,061	83,027	105,901	102,133

Accounts receivable and payable are of current maturity and have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short-term maturities and do not require a provision for impairment.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
As of June 30, 2015, associates in which the Group has significant influence are substantially the same as those existing as of December 31, 2014.

The movement of our investments in associates for the period ended June 30, 2014 and June 30, 2015 is as follows:
	2014	2015

Beginning balance	87,967	229,563
Acquisition and/or contributions received	41,335	-
Share of the profit and loss in associates
under the equity method of accounting	14,659	15,607
Dividends received	(19,728)	(9,937)
Other	(2,240)	575
Ending balances	121,993	235,808

For the operation of the concession the Company, Constructora Norberto Odebrecht S.A. and Odebrecht Partipacoes e Investimentos S.A. have formed Concesionaria Chavimochic S.A.C. in wich the Company has 26.5% interest. As of March 14, 2014 the Company has issued S/.13.3 million equity.

Additionally, the Company acquired Panorama Plaza’s Business with a contribution of S/.28 million, it corresponds to a participation as 35%. The main active is a land located in the district of Santiago de Surco, which is developing the real estate project consisting of a commercial area and two office towers of 17 floors.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

11	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended June 30,2014 and 2015, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangible
	equipment	assets

At January 1, 2014	952,906	480,885

Additions	191,945	41,080
Acquisition of subsidiary - net	711	7,790
Transfers, disposals and adjustments	(31,410)	15,236
Deductions for sale of assets	(19,599)	(46)
Depreciation, amortization	(85,333)	(40,258)
Net cost at June 30, 2014	1,009,220	504,687

At January 1, 2015	1,148,651	762,898

Additions	178,008	79,450
Transfers, disposals and adjustments	(28,353)	24,605
Deductions for sale of assets	(8,431)	-
Depreciation, amortization	(102,422)	(40,436)
Net cost at June 30, 2015	1,187,453	826,517

As of June 30, 2014 and 2015, additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

As of June 30, 2014, the amounts registered in Property, plant and equipment and intangible assets were obtained through the acquisition of Coasin Instalaciones Limitada (Note 19.a), direct control acquired by CAM Chile S.A.

As of June 30, 2015, the amounts registered in Intangible assets comprise of investements in building the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway ( concession under intangible model ).

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were engineering and construction, electro-mechanical works, mining services, IT services and telecommunications services.

Goodwill by cash-generating units is broken down as follows:

	At December	At June
	31, 2014	30, 2015

Construction - Engineering	119,616	119,937
Construction - Mining services	13,366	13,366
Construction - Electromechanical	20,737	20,737
IT services	4,172	4,172
Telecommunications Services	6,413	6,413
	164,304	164,625

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required. As of June 30, 2015 same criteria were applied as those in test impairment at December 31, 2014.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

12	BORROWINGS

This item comprises:
	Total		Current		Non-current
	At	At	At	At	At	At
	December	June	December	June	December	June
	31, 2014	30, 2015	31, 2014	30, 2015	31, 2014	30, 2015

Bank loans	1,419,428	1,470,498	1,300,636	1,364,256	118,792	106,242
Leases	332,151	329,816	124,819	134,211	207,332	195,605
	1,751,579	1,800,314	1,425,455	1,498,467	326,124	301,847

Bank loans -

As of June 30, 2015 and December 31, 2014, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1.0% and 9.0% in 2014 and between 1.0% and 9.5% in 2015.

On January 15, 2014 the subsidiary Norvial S.A. signed a short term bridge loan with Banco de Crédito del Perú – BCP for an amount of up to S/. 120 million and US$12 million. On such date, under the aforementioned facility S/.50 million were disbursed at an interest rate of 6.32%, and during 2014 an accumulated of S/.85 million have been disbursed. This loan will be canceled with a bond issuance to placed in the local capital markets that will finance the construction of the second stage of the "Ancon - Huacho Pativilca" road.

In June 2014, the subsidiary GyM Ferrovías signed a short term loan with BBVA Continental of S/.200 million at an interest rate of 5.75%, due on December 2014. In December 2014, the short term loan with BBVA Continental was refinanced through a short term loan provided by BCP, due in February 2015. In August 2014, another short term loan with Banco de Crédito del Perú-BCP of S/.200 million at an interest rate of 5.90%, due on January 2015. These loans were canceled with an international bond issuance under the Regulation S, placed in February 2015.

As of June 30, 2015, the Company maintained unused credit limits for S/ 4,074 million, which expire within one year (S/.2,459 million as of December 31, 2014).

b) Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December	At June	At December	At June
	31, 2014	30, 2015	31, 2014	30, 2015

Other loans	1,751,579	1,800,314	1,705,843	1,787,370
	1,751,579	1,800,314	1,705,843	1,787,370

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 4.0% and 8.5% (4.4% and 8.0% in 2014). It should be noted that the interest rate used are those applicable and negotiated by each Company.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

13	BONDS

On February 10th, 2015, the subsidiary GyM Ferrovías completed an international corporate bonds issuance under the Regulation S. The bonds were issued in Soles VAC (adjusted by the “Valor de Actualización Constante”) for an amount of S/. 629 million. The bonds are due on November 25th, 2039 (a tenor of 24.8 years), and interest rate of 4.75% (plus the VAC adjustment), a local rating of AA+ provided by Apoyo & Asociados Internacionales Clasificadora de Riesgo, and are secured by Mortgage on the Concession, Lien on GyM Ferrovías shares, Assignment of Collection Rights on the Administration Trust, a Cash Flow Trust and Reserve Accounts for Debt Service, Operation and Maintenance and Ongoing Capex. The bonds were assigned to Insurance Companies, Peruvian Pension Funds and Government Funds. The proceeds from the issuance were used to amortize a short term loan provided by Banco de Crédito del Perú-BCP for S/.400 million, funding of the reserve accounts, payment of the issuance expenses, and finally the partial repayment of a subordinated loan provided by Graña y Montero S.A.A. to GyM Ferrovías.

14	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:
	At December	At June
	31, 2014	30, 2015

Current portion	11,441	9,951
Non-current portion	46,904	42,794
	58,345	52,745
The movement of this item for the period ended June 30, 2014 and 2015 is as follows:

		Contingent	Provisions for the	Provision	Provision
	Legal	liabilities from	for the acquisition	for well	for periodic
	claims	acquisitions	of CAM	closure	maintenance	Total

At January 1, 2014	12,217	9,852	21,546	4,852	3,846	52,313
Additions	3,847	-	-	1,957	2,487	8,291
Additions from business combinations	-	2,658	-	-	-	2,658
Translation adjustment	163	(354)	-	-	-	(191)
Reversals	(399)	(4,309)	(4,823)	-	-	(9,531
Payments	-	-	-	(335)	(6,333)	(6,668)
At June 30, 2014	15,828	7,847	16,723	6,474	-	46,872

At January 1, 2015	13,056	25,927	12,152	7,210	-	58,345
Additions	435	-	-	405	-	840
Translation adjustment	(157)	(734)	-	-	-	(891)
Reversals	(695)	-	(4,036)	-	-	(4,731)
Payments	(814)	-	-	(4)	-	(818)
At June 30, 2015	11,825	25,193	8,116	7,611	-	52,745

Reversals for the period ended June 30, 2015 mainly consists of write-offs of provisions recognized in conjunction with the purchase price allocation related to acquisition of CAM Chile in S/.4.0 million. (S/.4.8 million as of June 30, 2014).

15	CAPITAL

As of December 31, 2014 and June 30, 2015, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/.1.00 par value each.

As of December 31, 2014, the amount of 256,635,480 common shares is represented by 50,727,096 ADSs, at 5 shares per ADS.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

As of June 30, 2015, the amount of 251,519,940 common shares is represented by 50,303,988 ADSs, at 5 shares per ADS.

16	EXPENSES BY NATURE

For the period ended June 30, 2014 and 2015, this item comprises:

	Cost of	Adminis-
	services	trative-
	and goods	expenses
2014
Purchas e of goods	92,316	-
Pers onnel charges	826,240	107,949
Services provided by third-parties	872,276	60,814
Taxes	6,043	764
Other management charges	374,780	16,220
Depreciation	79,482	6,919
Amortization	36,784	3,475
Variation of inventories	369,259	-
	2,657,180	196,141
2015
Purchas e of goods	559,777	-
Pers onnel charges	1,095,268	109,854
Services provided by third-parties	1,312,644	56,725
Taxes	8,236	1,642
Other management charges	342,674	26,725
Depreciation	95,446	8,091
Amortization	37,256	3,180
Impairm ent	293	-
Variation of inventories	(39,623)	-
	3,411,971	206,217

17	INCOME TAX

These condensed interim consolidated financial statements for the period ended June 30, 2015, income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to 31 december 2015 is 32.63% (30.90% for the six-month period ended June 30, 2014). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

18	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of June 30, 2015, contingencies held by the Group are substantially the same as those existing as of December 31, 2014.

In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US 41.8 million and S/ 181.6 million.

19	DIVIDENDS

For the six months ended June 30, 2015 , the Group has paid dividends to its non-controlling subsidiaries participate by S/.3.8 million ( S/.44.7 million for the same period in 2014) .

Dividends from the year ended December 31, 2014, of S/.0.159 per share totaling S/. 104,910,523 were approved at the General Shareholders’ meeting held on March 27, 2015, and was paid on April 2015.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

20	BUSINESS COMBINATIONS

a)	Acquisition of Coasin Instalaciones Limitada.

In March 2014, through the subsidiarie CAM Chile S.A., the Group acquired control of Coasin Instalaciones Limitada with the purchase of 100.00% of its equity shares. Coasin is an entity domiciled in Chile, whose main economic activity is the provision of maintenance and installation services and telecommunications equipment..

This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in attractive industries, such as public services.

During the period of twelve months after the acquisition date the Group reassessed the purchase price allocation from the acquisition of Coasin Instalaciones Limitada which was made in March 2014 and reallocated the amount of S/.0.67 million from goodwill (net of tax impact of S/.0.19 million to trade accounts receivable in the amounts of S/.0.86 million. This effect corresponds to the measurement period adjustment of the preliminary fair value assigned to the assets and liabilities acquired.

The Price paid by CAM Chile S.A. for the acquisition of Coasin amounted to US$2.1 million (equivalent to S/.6.4 million) and resulted in the recognition of goodwill for S/.6.4 million at the acquisition date, which is detailed as follows:

	Previous reported		Revised
	S/.000	US000	S/.000	US000

Cash and cash equivalents	3	1	3	1
Trade accounts receivable	4,675	1,564	3,811	1,275
Inventories	276	92	276	92
Prepaid expenses	33	11	33	11
Property, plant and equipment	711	238	711	238
Intangibles	1,377	461	1,377	461
Deferred income tax	(178)	(60)	16	4
Trade accounts payable	(3,592)	(1,202)	(3,592)	(1,202)
Contingent liabilities	(2,658)	(889)	(2,658)	(889)
Fair value of net assets	647	216	(23)	(9)

Goodwill	5,743	1,921	6,413	2,146
Total paid for acquisition	6,390	2,137	6,390	2,137

Cash payment for the acquisition	6,390	2,137	6,390	2,137
Cash and cash equivalent
of the acquired subsidiary	(3)	(1)	(3)	(1)
Direct cash outflow from acquisition	6,387	2,136	6,387	2,136

The income and the profit generated for the period from the acquisition date to June 30, 2014 amounted to S/.27 million and S/.1 million, respectively.

b)	Acquisition of DSD Construcciones y Montajes S.A. (DSD)

In August 2013, through the subsidiaries GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p.A., the Group acquired control of DSD with the purchase of 85.95% of its equity shares. DSD is an entity domiciled in Chile whose main economic activity is the execution of electromechanical works and assemblies in construction projects of oil refineries, pulp and paper, power plants and mining plants.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

During the period of twelve months after the acquisition date the Group reassessed the purchase price allocation from the acquisition of DSD Construcciones y Montajes S.A. which was made in August, 2013 and reallocated the amount of S/.1.7 million from goodwill (net of tax impact of S/.0.5 million and non-controlling interest of S/.0.3 million) to fixed assets, intangible, trade accounts receivable, other accounts receivable and contingent liabilities in the amounts of S/.0.4 million, S/.1.9 million, S/.0.2 million, S/.3.5 million and S/.3 million respectively. This effect corresponds to the measurement period adjustment of the preliminary fair value assigned to the assets and liabilities acquired.

The price paid by GyM for the acquisition of DSD Construcciones y Montajes S.A. amounted to US$37.2 million (equivalent to S/.103.9 million) and resulted in the recognition of goodwill for S/.6.1 million, at the acquisition date, which is detailed as follows:

	Previous reported		Revised
	S/.000	US$000	S/.000	US$000

Cash and cash equivalents	15,530	5,562	15,530	5,562
Trade accounts receivable	74,502	26,684	74,317	26,618
Accounts receivable from related parties	6,605	2,366	10,083	3,611
Prepaid expenses	1,032	369	1,032	369
Investments	2,608	935	2,608	935
Property, plant and equipment	52,504	18,805	52,922	18,955
Intangibles	5,741	2,056	7,591	2,719
Deferred income tax	2,192	785	2,192	785
Trade accounts payable	(5,328)	(1,908)	(5,328)	(1,908)
Other accounts payable	(38,679)	(13,854)	(38,679)	(13,854)
Contingent liabilities	(815)	(292)	(3,846)	(1,378)
Deferred income tax liability	(4,187)	(1,500)	4,692)	(1,681)
Fair value of net assets	111,705	40,008	113,730	40,733

Non-controlling interest (14.05%)	(15,701)	(5,624)	(15,986)	(5,725)
Goodwill	7,868	2,802	6,128	2,178
Total paid for acquisition	103,872	37,186	103,872	37,186

Cash payment for the acquisition	103,872	37,186	103,872	37,186
Cash and cash equivalent
of the acquired subsidiary	(15,530)	(5,562)	(15,530)	(5,562)
Direct cash outflow from acquisition	88,342)	31,624)	88,342)	31,624

The income and the profit generated for the period from the acquisition date to December 31, 2013 amounted to S/.82.97 million and S/.8.3 million, respectively.

If DSD Construcciones y Montajes S.A. had been consolidated from January 1, 2013, the income and the profit generated would have been S/.182.68 million and S/.10.15 million, respectively

c)	Acquisition of Morelco S.A.S.

In December 23, 2014, through subsidiary GyM S.A. the Company obtained control of Morelco S.A.S. (Morelco) by acquiring 70.00% of its capital shares. Morelco is an entity domiciled in Colombia that is mainly engaged in providing construction and assembly services. This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Colombia, and in attractive industries, such as mining and energy.

The acquisition value of the investment in Morelco amounted to US$82.3 million (equivalent to S/.244.8 million) which is comprised of cash payments of US$78.5 million (equivalent to S/.231.5 million), a balance payable of US$9.1 million (equivalent to S/.27.1 million), and resulted in the recognition of goodwill for US$29.9 million (equivalent to S/.87.2 million) at the acquisition date.

The following tables summarize the consideration paid for Morelco and the provisional determination of fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date:

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	Previous reported		Revised
	S/.000	US$000	S/.000	US$000

Cash and cash equivalents	69,930	23,514	69,930	23,514
Trade receivables	92,138	30,981	92,138	30,981
Outstanding work account
in progress – receivables from clients	101,533	34,140	101,533	34,140
Other receivables	63,949	21,503	63,949	21,503
Inventories	18,037	6,065	18,037	6,065
Prepaid expenses	2,133	717	2,133	717
Investments held for sale	7,291	2,452	7,291	2,452
Property, plant and equipment	70,756	23,792	70,756	23,792
Intangibles	64,491	21,685	64,491	21,685
Deferred income tax assets	8,031	2,700	8,031	2,700
Short-term borrowings	(31,204)	(10,492)	(31,204)	(10,492)
Long-term borrowings	(9,315)	(3,132)	(9,315)	(3,132)
Trade accounts payables	(103,739)	(34,882)	(103,739)	(34,882)
Other accounts payables	(87,863)	(29,544)	(87,863)	(29,544)
Contingent liabilities	(17,533)	(5,895)	(17,533)	(5,895)
Deferred income tax liability	(3,801)	(1,278)	(3,801)	(1,278)
Fair value of net assets (provisional)	244,834	82,326	244,834	82,326

Non-controlling interest (30.00%)	(73,450)	(24,697)	(73,450)	(24,697)
Goodwill (Note 17)	105,764	36,118	87,208	29,911
Initial purchase consideration	277,148	93,747	258,592	87,540

Cash payment for acquisition	231,464	78,462	231,464	78,462
Cash and cash equivalents of the acquired subsidiary	(69,930)	(23,514)	(69,930)	(23,514)
Direct cash outflow during the year for the acquisition	161,534	54,948	161,534	54,948

Final product Price Adjustment Agreement, GyM SA maintains an estimated payable associated with purchases of US$10.8 million (equivalent to S/.32.4 million) to be repaid by distributing a special dividend of Morelco to the seller, balance likewise recognized a receivable for GYM by revenue backlog of US$1.7 million (equivalent to S/.5.3 million) to be repaid by freeing up resources account Alianza Fiduciaria SA.

20	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

To date, the subsidiary Norvial S.A. there has been a bond program amounting to S/.380 million, which will be placed in the Peruvian capital market that will finance the construction of the second stage of the "Ancon - Huacho Pativilca" road. With this issuance will be canceled loans acquired with the Credit Bank during 2014.

On June 25, 2015, the Company subscribed an investment agreement with Adexus S.A., whereby it will acquire 44% of the share capital of this company through a contribution of capital of approximately US$ 15million. Additionally, the agreement establishes that in a second stage the company may acquire a majority stake in Adexus through the integration of businesses of Adexus and GMD, subject to the compliance of certain conditions.

Adexus is a leading Chilean company in the development and implementation of solutions for information technology, with the ability to integrate technological systems of high added value, with 25 years of experience regionally, in Chile, Perú and Ecuador.